2011 | First Midwest Bancorp, Inc.

Sandler O'Neill

East Coast Financial Services Conference

Aventura, FL

November 10, 2011

# Forward Looking Statements & Additional Information

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K, the preliminary prospectus supplement and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in the audited financial statements in our Annual Report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practice within the banking industry. As a supplement to GAAP, the Company has provided non-GAAP performance results. The Company believes that these non-GAAP financial measures are useful because they allow investors to assess the Company's operating performance. Although the non-GAAP financial measures are intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP.

# First Midwest Presentation Index

- Who We Are

- Operating Performance

- Credit And Capital

- Opportunities and Focus

- Going Forward

# Who We Are

# Overview Of First Midwest

- Headquartered In Suburban Chicago
- $8.4bn Assets
  - $5.4bn Loans [3]
  - $6.6bn Deposits
  - 74% Transactional
- $4.3bn Trust Assets



## Loan Mix



Covered Loans 6%
Consumer 12%
Commercial & Industrial 32%
Owner - Occupied CRE 18%
Non Owner - Occupied CRE 32%
$5.4bn

## Deposit Mix [2]



Demand 22%
Time Deposits 28%
Money Market 19%
Savings & NOW 31%
$6.6bn

- Highly Efficient Platform
  - $69mm Of Deposits Per Branch
- Leading Market Share In Non-Downtown Chicago MSA [1]
  - #9 In Market Share

Note: Information as of 30-September-11.
[1] Source: SNL Financial. Non-downtown ranking and market share based on total deposits in Chicago MSA less deposits in the city of Chicago. Data as of 31-Dec-10.
[2] Based on quarterly average deposit mix as of 30-Sept-11.
[3] Includes $290mm in covered loans stemming from three FDIC-assisted transactions since 30-Sept-09.



Top 100 Employer,  #7 Of 20 Largest
(Only Financial Institution)



# strong, trusted . . . and honored.

**"Highest Customer Satisfaction with Retail Banking in the Midwest"**

- Overall Satisfaction
- Product Offerings
- Facilities
- Account Information
- Fees
- Account Activities



HIGHEST CUSTOMER SATISFACTION
J.D. POWER
AND ASSOCIATES
RETAIL BANKING - MIDWEST • 2011
PRESENTED TO
FIRST
MIDWEST BANK
BY J.D. POWER AND ASSOCIATES

**First Midwest Bank**

Member FDIC

*First Midwest Bank received the highest numerical score among retail banks in the Midwest region in the proprietary J.D. Power and Associates 2011 Retail Banking Satisfaction Study℠. Study based on 51,620 total responses measuring 27 providers in the Midwest region (IA, IL, KS, MO, MN, WI) and measures opinions of consumers with their primary banking provider. Proprietary study results are based on experiences and perceptions of consumers surveyed in January 2011. Your experiences may vary. Visit jdpower.com.

# Operating Performance

# Third Quarter Results

| Key Operating Metrics [1] | Quarter To Date | | | Change | |
|---|---|---|---|---|---|
| | Sept. 30 2011 | June 30 2011 | Sept. 30 2010 | QoQ | YoY |
| PTPP Core Operating Earnings [2] | $ 33.4 | $ 34.3 | $ 34.9 | -3% | -4% |
| Net Income | $ 9.1 | $ 10.8 | $ 2.6 | -16% | 250% |
| Net Interest Margin | 3.97% | 4.10% | 4.05% | -3% | -2% |
| Efficiency Ratio | 60.27% | 60.19% | 59.91% | 0% | 1% |
| Loans, End Of Period [3] | $ 5,394 | $ 5,428 | $ 5,561 | -1% | -3% |
| Avg. Core Transactional Deposits | $ 4,876 | $ 4,743 | $ 4,475 | 3% | 9% |

## Stable Earnings, Efficiency, Loans

## Notable Growth In Low Cost Deposits

[1] Dollar amounts in millions.
[2] PTPP represents Pre-Tax, Pre-Provision earnings, which is a non-GAAP financial measure. For reconciliation to GAAP measure, please refer to the appendix.
[3] Includes covered loans acquired from FDIC-assisted transactions totaling $290 million, $315 million, and 396 million as of 30-Sept-11, 30-June-11, and 30-Sept-10, respectively.

# Third Quarter Highlights

| Key Capital & Credit Metrics [1] | Quarter Ended | | | Change | |
|---|---|---|---|---|---|
| | Sept. 30 2011 | June 30 2011 | Sept. 30 2010 | QoQ | YoY |
| Tier 1 Common | 10.29% | 10.20% | 10.53% | 1% | -2% |
| Charge-offs | $ 29.0 | $ 23.9 | $ 34.0 | 21% | -15% |
| NPAs + 90 Days Past Due | $ 199.6 | $ 222.9 | $ 283.5 | -10% | -30% |
| Loans 30-89 Days Past Due | $ 34.1 | $ 30.4 | $ 41.6 | 12% | -18% |

## Strong Capital Position
## Credit Metrics Elevated But Improving

[1] Dollar amounts in millions.

# Core Business Is Solid

Net Interest Margin %


4.60
4.20
3.80
3.40
3.00
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11

Efficiency Ratio % [1]


64.00
62.00
60.00
58.00
56.00
54.00
52.00
50.00
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11

**Pre-Tax, Pre-ProvisionEarnings[2] / RWA**


2.75%
2.50%
2.25%
2.00%
1.75%
1.50%
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
FMBI
Chicago Peers 3
Metro Peers 4

Source: FMBI based on internal data; peer data from SNL Financial.

[1] Equal to non-interest expense divided by fully taxable equivalent (FTE) net interest income and non-interest income. Excludes nonrecurring items; items sourced from SNL.

[2] This is a non-GAAP financial measure. For reconciliation to GAAP measure, please refer to the appendix.

[3] Chicago Peers based on median of MBFI, OSBC, PVTB, TAYC and WTFC.

[4] Metro Peers based on median of CATY. CBSH. CFR. FCF. FMER. FULT. MBFI. ONB. PVTB. SUSO. UMPO. VLY. WTFC. and TRMK.

# Credit & Capital

# Loan Portfolio Overview



**Home Equity 8%**

**Real Estate - 1- 4 Family 3%**

**Other Consumer 1%**

**Covered 5%**

**Consumer 12%**

**Commercial 83%**

**Total Loans = $5.4bn**

**C&I 32%**

**Office, Retail & Industrial 24%**

**Residential Construction 2%**

**Other CRE 16%**

**Commercial Construction & Land 3%**

**Multi-family 6%**

**Consumer Loans = $658mm**

- Branch originated
- Home equity dominated

**Covered Loans = $290 mm**

- Performing Better Than Originally Expected
- Losses Mitigated By Loss-Share

**Commercial Loans = $4.74bn**

- ~95% in footprint
- 83% of portfolio, 51% CRE
- Diversified + granular
- Most have personal guarantees
- 35% of CRE is owner-occupied

13

Note: Loan data as of 30-Sept-11.

# Changing Loan Mix

| Loan Type [1] | Sept. 30 2011 | % of Total | Dec. 31 2009 | % of Total | % Chg. |
|---|---|---|---|---|---|
| Commercial and Industrial | $ 1,476 | 29 | $ 1,438 | 28 | 3 |
| Agricultural | 250 | 4 | 210 | 4 | 19 |
| Office, Retail, Industrial | 1,263 | 25 | 1,213 | 23 | 4 |
| Multi-Family | 317 | 6 | 334 | 6 | (5) |
| Residential Construction | 116 | 2 | 314 | 6 | (63) |
| Commercial Construction | 146 | 3 | 231 | 5 | (37) |
| Other Commercial Real Estate | 877 | 17 | 799 | 15 | 10 |
| Subtotal Commercial | 4,447 | 87 | 4,539 | 87 | (2) |
| 1-4 Family Mortgages | 190 | 4 | 140 | 3 | 35 |
| Consumer | 468 | 9 | 524 | 10 | (11) |
| Total | $ 5,105 | 100 | $ 5,203 | 100 | (2) |

## Greater Commercial And Owner-Occupied CRE
## Reduced Construction, Re-entry To 1-4 Family

[1] Dollar amounts in millions.
Note: Excludes covered loans acquired in FDIC-assisted transactions.

# Non-Performing Asset Trends [1] [2]

## NPA %



Legend: FMBI | Chicago Peers[3] | Metro Peers[4]

## Reflects Steady Progress, Influenced

## By Disposition Strategy And Market

Source: SNL Financial.
[1] Non-performing asset trends are represented as Nonperforming Assets (NPAs) + 90 days past due loans divided by loans plus Real Estate Owned (REO).
[2] Graph represents problem non-performing asset (NPA) percentage.
[3] Chicago Peers based on median of MBFI, OSBC, PVTB, TAYC and WTFC.
[4] Metro Peers based on median of CATY. CBSH. CFR. FCF. FMER. FULT. MBFI. ONB. PVTB. SUSQ. UMPQ. VLY. WTFC. and TRMK.

# Addressing Reality of Credit Cycle

- **Conditions Slowly Improving**
  - Real Estate Lagging
  - C&D Remains Stressed, Lower Exposure

- **Continued Focus On Reducing NPA Levels**
  - Adverse Rated Credits Declining
  - Adjusting Carrying Values To Facilitate Disposition
  - Pursuing Multiple Strategies
    - Cash-Flowing Properties Offer Greater Alternatives

# Leading Capital Foundation
## First Midwest vs. Peers

### Tier 1 Common



| FMBI Rank | | 2/6 | 4/15 |
|---|---|---|---|

### Total Capital



| | 2/6 | 3/15 |
|---|---|---|

### Tier 1 RBC



| FMBI Rank | | 2/6 | 5/15 |
|---|---|---|---|

### NPA + 90 / TCE + LLR



| | 2/6 | 6/15 |
|---|---|---|

Source: Company data and SNL Financial.  FMBI as of 30-Sept-11.

[1] Chicago Peers based on median of MBFI. OSBC. PVTB. TAYC and WTFC.

[2] Metro Peers based on median of CATY, CBSH, CFR, FCF, FMER, FULT, MBFI, ONB, PVTB, SUSQ, UMPQ, VLY, WTFC, and TRMK.

# TARP Redemption
## Overview and Rationale

- U.S. Treasury, in consultation with our regulators, has approved redemption of all $193mm of TARP preferred stock

- Expect to fund redemption with cash on hand and proceeds from potential debt offering(s)

- Redemption of TARP capital is consistent with strategic priorities and will allow continued focus on growing core franchise

- Reflects strong capital position and significant improvement in credit trends

- Pro forma for redemption, capital ratios will exceed current and projected well-capitalized guidelines on standalone basis and under stress scenarios

# Opportunities & Focus

# Continued Business Investment

- **Strengthening Sales**
  - Asset-Based Lending
  - Mortgage Sales Platform
  - Wealth Management
  - Cash Management
  - Retail Product Offering

- **Expanding Distribution And Reach**
  - Market Entry
    - Downtown Chicago, DuPage
  - Upgrading Internet Platform

- **Targeting Efficiency**

# Market Disruption

- Environment Creates Opportunities
- In Greater Chicago Area
  - ~ 30 Failures Since Start Of 2009
  - ~ 40 Institutions ($18 Billion) With Texas Ratio > 100%
- Well Positioned To Benefit
  - Strong Capital Position
  - Solid Reputation: In Marketplace 70+ Years
  - Tenured Sales Force
  - Experienced Management



strong
and
trusted
For 70 years and counting your friends, neighbors and local businesses have chosen First Midwest as the bank they trust most.
Get connected today.
First Midwest Bank

# Successful Acquisition Growth [1]

|  | Date | Deposits [2] | Core [3] | Loans [2] |
|---|---|---|---|---|
| First DuPage | 4Q09 | $ 232 | 26% | $ 212 |
| Peotone Bank And Trust | 2Q10 | 84 | 73% | 53 |
| Palos Bank And Trust | 3Q10 | 462 | 47% | 297 |
| Total |  | $ 778 |  | $ 562 |

In Total, Added 8 Locations, 25,000 Households,
Generated Pre-Tax Gain of $17 Million,
Retained Over 90% of Core Deposits [4]

## Strategically and Financially Accretive

(1) Information as of acquisition date
(2) Dollars in millions
(3) Core comprised of demand, NOW, money market, and savings
(4) As of 30-Sept-11

# Acquisition Opportunities

- **Selective Criteria**

- **Ability To Strengthen The Company**

- **Leverages Our Skills**
  - Local Market Knowledge
  - Core Competency
  - Experienced And Successful Acquirer
    - 7 Deals, $2.7bn Since 2003

- **FDIC-Assisted Deals Becoming More Competitive**
  - Deals Likely Smaller
  - Eventual Shift From Assisted To Unassisted

# Deposit-Only Acquisition

- $185 Million In Deposits, 50% Core

- In-Market Acquisition
  - Single Branch

- Deal Price
  - Set At Close
  - Core Deposits Only

- December 2011 Close

# Going Forward

# Positioning For Long-Term Success

- Investing In Sales Organization
  - Lending Platform
  - Wealth Management
  - Market Expansion

- Increasing Efficiency
  - Transitioning To Improved Credit
  - Investing In And Leveraging Technology

- Improving Credit, Significant Capital

## Why First Midwest

- Premier Community Banking Franchise

- Working Through Cycle

- Solid Capital; Liquidity

- Experienced Management Team

- Market Opportunities Available

## Positioned For Long-term Success

Questions?



# Appendix

# Reconciliation of Non-GAAP Measures

**Pre-Tax, Pre-Provision Operating Earnings** [1]
(Dollar amounts in thousands)

| | Quarters Ended | | |
|---|---|---|---|
| | September 30, 2011 | June 30, 2011 | September 30, 2010 |
| Income (loss) before income tax | $ 10,820 | $ 13,669 | $ (1,387) |
| Provision for loan losses | 20,425 | 18,763 | 33,576 |
| Pre-tax, pre-provision earnings | 31,245 | 32,432 | 32,189 |
| **Non-Operating Items** | | | |
| Securities gains, net | 449 | 1,531 | 6,376 |
| Losses on sales and write-downs of OREO | (2,611) | (3,423) | (8,265) |
| Integration costs associated with FDIC-assisted transactions | - | - | (847) |
| Total non-operating items | (2,162) | (1,892) | (2,736) |
| **Pre-tax, pre-provision operating earnings** [1] | $ 33,407 | $ 34,324 | $ 34,925 |

[1] The Company's accounting and reporting policies conform to GAAP and general practice within the banking industry. As a supplement to GAAP, the Company has provided this non-GAAP performance result. The Company believes that this non-GAAP financial measure is useful because it allows investors to assess the Company's operating performance. Although this non-GAAP financial measure is intended to enhance investors' understanding of the Company's business and performance, this non-GAAP financial measure should not be considered an alternative to GAAP.